EXHIBIT 21


                         LIST OF SUBSIDIARIES


     The Partnership was a general partner in JMB/San Jose Associates, an Illinois general partnership which held title to Park Center Financial Plaza prior to its sale in February 1998. The Partnership was a general partner in Topanga Plaza Partnership, a California general partnership which held title to Topanga Plaza prior to the Partnership's sale of its interest in Topanga Plaza in November 1998. The Partnership was a general partner in JMB-40 Broad Street Associates, an Illinois general partnership which held title to the 40 Broad Street Building prior to its sale in December 1997. The Partnership's interest in the foregoing joint venture partnerships, and the results of their operations are included in the consolidated financial statements of the Partnership filed with this annual report.